Mail Stop 4561

October 15, 2007

Mr. Keith B. Hagen
Chief Executive Officer
Quadramed Corporation
12110 Sunset Hills Road, Suite 600
Reston, VA 20190

> **Re: Quadramed Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-32283**

Dear Mr. Hagen:

We have reviewed your response letter dated September 26, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

1.   We note from your response to prior comment number 1 that you believe revenues for bundled arrangements for which VSOE of the maintenance does not exist should be reported within license revenues. Please explain, in greater detail, why you believe it is appropriate to include the entire amount in license revenue when these arrangements also include services. Also, please tell us how you considered presenting separate revenue, and related cost of revenue, line items for bundled arrangements in order to comply with Rule 5-03(b)(1) of Regulation S-X.

2.   Your response to prior comment number 1 also indicates that you believe it is appropriate to allocate revenues from your arrangements subject to contract accounting to license, installation, hardware, and services revenue based on contract values which are consistent with VSOE of fair value of services. Describe the services provided in arrangements subject to contract accounting and compare them to those for which VSOE has been established. As part of your response, explain whether the complexity and duration of the services, nature of the employees performing the services, and prices charged are similar.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, Chris Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief